                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.





                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)*


                               FFLC Bancorp, Inc.
         _______________________________________________________________
                                (Name of Issuer)

                      Common Stock par value $.01 per share
         _______________________________________________________________
                         (Title of Class of Securities)


                                   30242W-10-4
         _______________________________________________________________
                                 (CUSIP Number)


         _______________________________________________________________
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   /x/ Rule 13d-1(b)

   /_/ Rule 13d-1(c)

   /_/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2-95)
                              Page 1 of 5 pages

________________________________________________________________________________
CUSIP NO. 30242W-10-4                13G             Page 2 of  5  Pages
________________________________________________________________________________


________________________________________________________________________________
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        First Federal Savings Bank of Lake County
        Employee Stock Ownership Plan
        IRS ID No. 59-0323823
________________________________________________________________________________
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             _
                                                        (a) |_|
                                                        (b) |_|
________________________________________________________________________________
3       SEC USE ONLY



________________________________________________________________________________
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Federally chartered stock savings institution's employee stock benefit plan organized in Florida.
________________________________________________________________________________
                      5      SOLE VOTING POWER
     NUMBER OF
                                105,212
       SHARES        ___________________________________________________________
                      6      SHARED VOTING POWER
    BENEFICIALLY
                                238,413
      OWNED BY       ___________________________________________________________
                      7      SOLE DISPOSITIVE POWER
        EACH
                                343,625
      REPORTING      ___________________________________________________________
                      8      SHARED DISPOSITIVE POWER
       PERSON

        WITH                           -0-
________________________________________________________________________________
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                343,625
________________________________________________________________________________
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


________________________________________________________________________________
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              9.4% of 3,655,620 shares of Common Stock outstanding as of December 31, 1998.

________________________________________________________________________________
12      TYPE OF REPORTING PERSON*
                  EP

________________________________________________________________________________
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                    FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY
                         EMPLOYEE STOCK OWNERSHIP PLAN

                                 SCHEDULE 13G

Item 1(a)   Name of Issuer:
            FFLC Bancorp, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            800 North Boulevard, West
            P.O. Box 490420
            Leesburg, Florida  34749-0420

Item 2(a)   Name of Person Filing:
            First Federal Savings Bank of Lake County
            Employee Stock Ownership Plan
            Trustee: Huntington Bank
                     Trust Department
                     P.O. Box 490047
                     Leesburg, Florida  34749-0047

Item 2(b)   Address of Principal Business Offices or, if none, Residence:
            800 North Boulevard, West
            P.O. Box 490420
            Leesburg, Florida  34749-0420

Item 2(c)   Citizenship:
            Federally chartered stock savings institution's employee stock benefit plan organized in Florida.

Item 2(d)   Title of Class of Securities: Common Stock par value $.01 per share

Item 2(e)   CUSIP Number:  30242W-10-4

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4 Ownership. As of December 31, 1998, the reporting person beneficially owned 343,625 shares of the issuer. This number of shares represents 9.4% of the common stock, par value $.01, of the issuer, based upon 3,655,620 shares of such common stock outstanding as of December 31, 1998. As of December 31, 1998, the reporting person has sole power to vote or to direct the vote of 105,212 of the shares and shares voting power over 238,413 shares. The reporting person has the sole power to dispose or direct the disposition of 343,625 shares of common stock.


                              Page 3 of 5 pages

Item 5      Ownership of Five Percent or Less of a Class.

            N/A

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            N/A

Item 8      Identification and Classification of Members of the Group.

            N/A

Item 9      Notice of Dissolution of Group.

            N/A



                              Page 4 of 5 pages

Item 10     Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                February 4, 1999
                  ____________________________________________
                                     (Date)


                               /s/ Joseph J. Junod
                  ____________________________________________
                                   (Signature)


                             Chairman of the Board
                  ____________________________________________
                                     (Title)









                                Page 5 of 5 pages